N E W S   R E L E A S E

TALISMAN ENERGY REPORTS HIGH DELIVERABILITY

GAS DISCOVERIES IN NORTH AMERICA

CALGARY, Alberta – January 17, 2006 - Talisman Energy has announced several high deliverability gas wells as part of its ongoing exploration and development activities in the Canadian Foothills and the nearby Deep Basin.

“These drilling results demonstrate our successful deep gas strategy in North America,” said Dr. Jim Buckee, President and Chief Executive Officer. “We are looking for big wells and we continue to find them.”

In the Monkman area of northeastern BC, Talisman has made two new Triassic discoveries. The first well (50% Talisman) tested at a gross raw rate of 26 mmcf/d and is a follow-up to a new pool discovery. This well is expected to be on production by the fourth quarter of 2006. A second well (44% Talisman) tested at 16 mmcf/d (gross, raw) and will be tied in to Talisman operated facilities early in 2006.  Talisman is currently drilling or evaluating five more wells in Monkman, with results expected by the end of the first quarter of 2006.

In the Central Foothills of Alberta, Talisman tied-in two Mississippian wells at Cordel (100% Talisman) which are producing at 3.1 and 3.5 mmcf/d sales gas respectively. A third well at Bighorn (75% Talisman) tested at a gross raw rate of 12 mmcf/d and will be tied-in during the first quarter of 2006. Talisman plans to drill 35 gross wells in the Alberta Foothills in 2006 with approximately one third in the Central Foothills, a mainstay of high impact wells for Talisman since the 1990s. The majority of wells in the 2006 program will be in the Northern Alberta Foothills in the Narraway, Palliser and Grande Cache areas. The Company recently tested a Triassic well at Narraway (50% Talisman) at a gross raw rate of 8 mmcf/d; it will be tied-in later in 2006.

Talisman currently has over 60 mmcf/d of sales gas behind pipe in the Canadian foothills.  Numerous projects are underway to ensure these volumes are onstream in 2006, including the previously announced Lynx and Palliser Pipelines.

In the Deep Basin area of Alberta, Talisman has drilled and tied-in a successful exploration well at Kakwa (100% Talisman). This well is currently producing 10 mmcf/d sales gas. The gas is being processed at the Talisman operated Cutbank Complex.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Australia, Algeria, Trinidad and Tobago, Tunisia and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar, Peru, Romania and Gabon.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager,

Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

01-06

Forward-looking Statements

This news release contains statements concerning estimated volumes and timing of future production, business plans for exploration, development and drilling, estimated dates for tie-ins and results of evaluations, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the meaning of applicable securities legislation.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing;

•

uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

•

general economic conditions;

•

the effect of acts of, or actions against international terrorism; and

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.  Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2005", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory – Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.